UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[    ]  Check  box  if no  longer  subject  to  Section  16.  Form  4 or  Form 5 obligations may continue. See Instruction 1(b)

                                                  FORM 4

       Filed pursuant to Section 16(a) of the  Securities  Exchange Act of 1934,
       Section  17(a)  of the  Public  Utility  Holding  Company  Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940

1.     Name and Address of Reporting Person

       Westgate International, L.P.
       c/o HSBC Financial Services (Cayman) Limited
       P.O. Box 1109, Mary Street
       Grand Cayman, Cayman Islands, British West Indies

2.     Issuer Name and Ticker Trading Symbol

         Baycorp Holdings, Ltd. (MWH)

3.     IRS or Social Security Number of Reporting Person (Voluntary)

4.     Statement for (Month/Day/Year)

       03/00

5.     If Amendment, Date of Original (Month/Year)

6.     Relationship of Reporting Person to Issuer (Check all applicable)

       [x] Director [ ] Officer  (give title below) [ ] Chairman [x] 10% Owner
       [ ] Other (specify below)

7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by one Reporting Person [ ] Form filed by more than one Reporting Person












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Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.     Title of Security (Instr. 3)

             (a) - (l) Common Stock

2.     Transaction Date (Month/Day/Year)

             (a) 03/01/00        (g) 03/14/00
             (b) 03/02/00        (h) 03/15/00
             (c) 03/06/00        (i) 03/24/00
             (d) 03/09/00        (j) 03/27/00
             (e) 03/10/00        (k) 03/28/00
             (f) 03/13/00        (l) 03/31/00

3.     Transaction Code (Inst. 8)

             (a) - (l) S

       V

4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

             Amount:

                 (a)  5,300            (g)  5,400
                 (b)  7,900            (h)    200
                 (c)    500            (i)  5,000
                 (d) 27,550            (j) 35,300
                 (e) 20,100            (k)  2,900
                 (f)  5,600            (l) 28,500

             (A) or (D):

                 (a) D                 (g) D
                 (b) D                 (h) D
                 (c) D                 (i) D
                 (d) D                 (j) D
                 (e) D                 (k) D
                 (f) D                 (l) D

             Price:

                 (a) $19.1757    (g) $24.7741
                 (b) $19.0000    (h) $23.5000
                 (c) $19.0000    (i) $23.0000
                 (d) $27.5307    (j) $23.2315
                 (e) $27.8758    (k) $22.8448
                 (f) $26.5949    (l) $23.2824

5.     Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

             (a) - (l) 939,749


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6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

             (a) - (l) D

7.     Nature of Indirect Beneficial Ownership (Instr. 4)

             Not Applicable.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.












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Table II - Derivative  Securities  Acquired,  Disposed of, or Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 3)


2.     Conversion or Exercisable Price of Derivative Security


3.     Transaction Date (Month/Day/Year)


4.     Transaction Code (Instr. 8)

             Code


             V


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

             (A)


             (D)


6.     Date Exercisable and Expiration Date (Month/Day/Year)

             Date Exercisable:


             Expiration Date:


7.     Title and Amount of Underlying Securities (Instr. 3 and 4)


8.     Price of Derivative Security (Inst. 5)


9.   Number of Derivative Securities  Beneficially Owned at End of Month (Instr.
     4)


10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)


11.    Nature of Indirect Beneficial Ownership (Instr. 4)


Explanation of Responses:


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



     *Intentional misstatement or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

       Date: April 10, 2000


             WESTGATE INTERNATIONAL, L.P.
             By: Martley International, Inc., as Attorney-in-Fact


                 By: /s/ Elliot Greenberg____
                           Elliot Greenberg
                           Vice President

                 *Signature of Reporting Person


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